UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

WASTE INDUSTRIES USA, INC.

MARLIN HOLDCO LP

MARLIN MIDCO INC.

MARLIN MERGECO INC.

LONNIE C. POOLE, JR., LONNIE C. POOLE, III, SCOTT J. POOLE, JIM W. PERRY, LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER TRUST), LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER NON-GST TRUST), PERRY 2007 IRREVOCABLE TRUST U/A/D DECEMBER 13, 2007, DAMAS II CHARITABLE REMAINDER UNITRUST U/A/D 12/13/07, LONNIE C. POOLE, JR. GRANTOR TRUST DATED MAY 1, 1995, MACQUARIE INFRASTRUCTURE PARTNERS A L.P., MACQUARIE INFRASTRUCTURE PARTNERS INTERNATIONAL L.P., MACQUARIE INFRASTRUCTURE PARTNERS CANADA, L.P., MIP WASTE HOLDINGS, L.P., MACQUARIE INFRASTRUCTURE PARTNERS INC., AND GS DIRECT, L.L.C.

(Names of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

941057-10-1

(CUSIP Number of Class of Securities)

Alexander M. Donaldson

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

Copies to:

Frederick S. Green and Michael E. Lubowitz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Telephone: (212) 310-8000	William G. McNairy and J. Lee Lloyd Brooks, Pierce, McLendon, Humphrey & Leonard, LLP 2000 Renaissance Plaza 230 North Elm Street Greensboro, NC 27401 Telephone: (336) 373-8850

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction    ☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$376,167,736.57	$14,783.39

*	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $38.00 and 14,168,559 (which represents the total number of shares of Waste Industries common stock outstanding as of January 4, 2008, less 4,407,639 shares owned by the Poole/Perry Filing Persons (as hereinafter defined) and affiliated trust shareholders, which will be delivered to Marlin HoldCo LP immediately prior to the effective time of the merger and cancelled with no merger consideration being paid thereon), (b) $4,018,194.57 expected to be paid in connection with the cancellation of outstanding options to purchase 201,020 shares with exercise prices below the per share merger consideration of $38.00, and (c) $1,234,582 to be paid to holders of 32,489 deferred stock units entitled to receive the per share merger consideration of $38.00 (the “Total Consideration”). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.00003930 by the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$14,783.39
Filing Party:	Waste Industries USA, Inc.
Form or Registration No.:	Schedule 14A
Date Filed:	January 24, 2008

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Waste Industries USA, Inc., a North Carolina corporation (“Waste Industries”), Marlin HoldCo LP, a Delaware limited partnership (“Parent”), Marlin Midco Inc., a North Carolina corporation (“MidCo”), Marlin MergeCo Inc., a North Carolina corporation (“Merger Sub”), and Lonnie C. Poole, Jr. (Waste Industries’ Chairman), Jim W. Perry (Waste Industries’ President and Chief Executive Officer), Lonnie C. Poole, III (Waste Industries’ Vice President), Scott J. Poole, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-Gst Trust), Perry 2007 Irrevocable Trust U/A/D December 13, 2007, Damas II Charitable Remainder Unitrust U/A/D 12/13/07, the Lonnie C. Poole, Jr. Grantor Trust Dated May 1, 1995 (collectively the “Poole/Perry Filing Persons”), Macquarie Infrastructure Partners A L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P., MIP Waste Holdings, L.P., Macquarie Infrastructure Partners Inc. (collectively, the “Macquarie Filing Persons”), and GS Direct, L.L.C. in connection with the Agreement and Plan of Merger, dated as of December 17, 2007, among Waste Industries, Parent and Merger Sub. Waste Industries, Parent, MidCo, Merger Sub and the Poole/Perry Filing Persons, the Macquarie Filing Persons and GS Direct, L.L.C. are referred to herein as the “Filing Persons.”

Waste Industries filed its definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 3, 2008. There were no material changes between the Proxy Statement and the preliminary proxy statement filed on March 31, 2008 (the “Preliminary Proxy Statement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement (other than information concerning Parent and its affiliates other than Waste Industries) has been supplied by Waste Industries. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning Parent and its affiliates other than Waste Industries has been supplied by or on behalf of Parent.

Item 15.	Additional Information

Regulation M-A Item 1011

At a special meeting held on May 8, 2008, Waste Industries’ shareholders voted to approve the Agreement and Plan of Merger dated December 17, 2007, among Waste Industries, Parent and Merger Sub.

On May 9, 2008, the merger of Merger Sub with and into Waste Industries (the “Merger”) was consummated, with Waste Industries being the surviving corporation in the Merger. As a result of the Merger, Waste Industries is now owned by Parent.

At the effective time of the Merger, (1) each outstanding share of Waste Industries common stock (other than shares held by Waste Industries, any wholly-owned subsidiary of Waste Industries, Parent, any subsidiary of Parent, and any shareholders who properly exercised their dissenters’ rights under North Carolina law) was converted into the right to receive the merger consideration of $38.00 per share in cash, without interest, (2) each outstanding option with respect to Waste Industries common stock granted to Waste Industries employees and directors under Waste Industries’ 1997 Stock Plan was cancelled and exchanged for the right to receive a cash payment equal to the excess of $38.00 over the per share exercise price of such option for each share of Waste Industries common stock covered by such option, and (3) each deferred stock unit outstanding under Waste Industries’ 2007 Incentive Plan was converted into the right to receive $38.00 in respect of each deferred stock unit.

Waste Industries’ common stock ceased trading on the Nasdaq Global Select market on May 9, 2008. Waste Industries filed a Form 15 with the Securities and Exchange Commission on May 9, 2008 to deregister its common stock under the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of Waste Industries USA, Inc. (incorporated by reference to Waste Industries’ Proxy Statement filed with the Securities and Exchange Commission on April 3, 2008).

(a)(2)	Form of Proxy Card (included in the Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated December 18, 2007 (incorporated by reference to Exhibit 99.1 to Waste Industries’ Form 8-K filed December 20, 2007).

(a)(4)	Press release, dated May 8, 2008.

(b)(1)	Debt Commitment Letter, dated as of October 22, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D filed with the Securities and Exchange Commission by Lonnie C. Poole, Jr. et al. on November 2, 2007).

(b)(2)	Amendment to the Debt Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.10 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(c)(1)	Opinion of J. P. Morgan Securities, Inc. to the special committee of the board of directors of Waste Industries, dated December 17, 2007 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Presentation of J.P. Morgan Securities Inc. to the special committee of the board of directors of Waste Industries dated December 16, 2007. *

(c)(3)	Presentation of Banc of America Securities LLC to the board of directors of Waste Industries dated November 14, 2006. **

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2007, by and among Marlin HoldCo LP, Marlin MergeCo Inc. and Waste Industries (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Support Agreement, dated as of October 22, 2007, by and among Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P. and GS Direct, LLC (incorporated by reference to Exhibit 99.2 (Exhibit A thereof) to Form 8-K filed with the Securities and Exchange Commission on October 24, 2007).

(d)(3)	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.01 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(d)(4)	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.02 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

8

(d)(5)	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.03 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(d)(6)	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.04 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(7)	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.05 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(8)	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.06 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(9)	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.07 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(10)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.08 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(11)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.09 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(12)	Limited Guarantee, dated as of December 17, 2007, by and among Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P., GS Direct, LLC, Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Perry Irrevocable Trust u/a/d December 13, 2007, Damas II Charitable Remainder Trust u/a/d 12/13/07 (each a guarantor) and Waste Industries (incorporated by reference to Exhibit 7.16 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

(d)(13)	Joinder Agreement made and entered into by the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 and the Damas II Charitable Remainder Unitrust U/A/D/ 12/13/07, dated December 17, 2007 (incorporated by reference to Exhibit 7.11 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

(d)(14)	Power of Attorney dated May 2, 2008, executed by Lonnie C. Poole, III.

(f)	Article 55-13 of the North Carolina Business Corporation Act (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(1)).

*	Previously filed on January 24, 2008.
**	Previously filed on March 31, 2008.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

WASTE INDUSTRIES USA, INC.

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	President and Chief Executive Officer

MARLIN HOLDCO LP, by its General Partner, Marlin HoldCo GP, LLC

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	Vice President

MARLIN MIDCO INC.

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	Vice President

MARLIN MERGECO INC.

By:	/s/ Jim W. Perry
	Name:	Jim W. Perry
	Title:	Vice President

/s/ Lonnie C.Poole, Jr.
Lonnie C. Poole, Jr.

/s/ Jim W. Perry
Jim W. Perry

/s/ Lonnie C. Poole, III*
Lonnie C. Poole, III

*By:	/s/ J. Lee Lloyd
J. Lee Lloyd, Attorney-in-Fact

/s/ Scott J. Poole
Scott J. Poole

S-1

LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER TRUST)

By:	/s/ Scott J. Poole
Name: Scott J. Poole
Title: Trustee

LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER NON-GST TRUST)

By:	/s/ Scott J. Poole
Name: Scott J. Poole
Title: Trustee

PERRY 2007 IRREVOCABLE TRUST U/A/D DECEMBER 13, 2007

By:	/s/ Rebecca Perry
Name: Rebecca Perry
Title: Trustee

DAMAS II CHARITABLE REMAINDER UNITRUST U/A/D 12/13/07

By:	/s/ Robert Hall
Name: Robert Hall
Title: Trustee

LONNIE C. POOLE, JR. GRANTOR TRUST DATED MAY 1, 1995

By:	/s/ Scott J. Poole
	Name:	Scott J. Poole
	Title:	Co-Trustee

By:	/s/ Lonnie C. Poole, III*
	Name:	Lonnie C. Poole, III
	Title:	Co-Trustee

*By:	/s/ J. Lee Lloyd
J. Lee Lloyd, Attorney-in-Fact

MACQUARIE INFRASTRUCTURE PARTNERS A L.P., BY ITS GENERAL PARTNER, MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, BY ITS MANAGER AND ATTORNEY-IN-FACT, MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS INTERNATIONAL L.P., BY ITS GENERAL PARTNER, MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, BY ITS MANAGER AND ATTORNEY-IN-FACT, MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS CANADA, L.P., BY ITS GENERAL PARTNER, MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD., BY ITS MANAGER AND ATTORNEY-IN-FACT, MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MIP WASTE HOLDINGS, L.P., BY ITS GENERAL PARTNER, MIP WASTE GP LLC

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie
Name: Christopher Leslie
Title: President

By:	/s/ Mark Wong
Name: Mark Wong
Title: Treasurer

GS DIRECT, L.L.C.

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Managing Director

S-2

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Proxy Statement of Waste Industries USA, Inc. (incorporated by reference to Waste Industries’ Proxy Statement filed with the Securities and Exchange Commission on April 3, 2008).

99.(a)(2)	Form of Proxy Card (included in the Proxy Statement filed herewith as Exhibit (a)(1)).

99.(a)(3)	Press release, dated December 18, 2007 (incorporated by reference to Exhibit 99.1 to Waste Industries’ Form 8-K filed December 20, 2007).

99.(a)(4)	Press release, dated May 8, 2008.

99.(b)(1)	Debt Commitment Letter, dated as of October 22, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D filed with the Securities and Exchange Commission by Lonnie C. Poole, Jr. et al. on November 2, 2007).

99.(b)(2)	Amendment to the Debt Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.10 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(c)(1)	Opinion of J. P. Morgan Securities, Inc. to the special committee of the board of directors of Waste Industries, dated December 17, 2007 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

99.(c)(2)	Presentation of J.P. Morgan Securities Inc. to the special committee of the board of directors of Waste Industries dated December 16, 2007.*

99.(c)(3)	Presentation of Banc of America Securities LLC to the board of directors of Waste Industries dated November 14, 2006.**

99.(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2007, by and among Marlin HoldCo LP, Marlin MergeCo Inc. and Waste Industries (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

99.(d)(2)	Support Agreement, dated as of October 22, 2007, by and among Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P. and GS Direct, LLC (incorporated by reference to Exhibit 99.2 (Exhibit A thereof) to Form 8-K filed with the Securities and Exchange Commission on October 24, 2007).

99.(d)(3)	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.01 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(4)	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.02 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(5)	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.03 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(6)	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.04 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(7)	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.05 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(8)	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.06 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(9)	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.07 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(10)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.08 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(11)	Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) Rollover Equity Commitment Letter, dated December 17, 2007 (incorporated by reference to Exhibit 7.09 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(12)	Limited Guarantee, dated as of December 17, 2007, by and among Macquarie Infrastructure Partners a L.P., Macquarie Infrastructure Partners International L.P., Macquarie Infrastructure Partners Canada, L.P., GS Direct, LLC, Lonnie C. Poole, Jr., Lonnie C. Poole, III, Scott J. Poole, Jim W. Perry, Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust), Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust), Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995, Perry Irrevocable Trust u/a/d December 13, 2007, Damas II Charitable Remainder Trust u/a/d 12/13/07 (each a guarantor) and Waste Industries (incorporated by reference to Exhibit 7.16 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et. al. on December 20, 2007).

99.(d)(13)	Joinder Agreement made and entered into by the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 and the Damas II Charitable Remainder Unitrust U/A/D/ 12/13/07, dated December 17, 2007 (incorporated by reference to Exhibit 7.11 to Schedule 13D/A filed with the Securities and Exchange Commission by The Goldman Sachs Group, Inc. et al. on December 20, 2007).

99.(d)(14)	Power of Attorney dated May 2, 2008, executed by Lonnie C. Poole, III.

99.(f)	Article 55-13 of the North Carolina Business Corporation Act (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(1)).

*	Previously filed on January 24, 2008.
**	Previously filed on March 31, 2008.